MINUTES OF THE
SPECIAL MEETING
OF
SHAREHOLDERS

BRANDES INVESTMENT TRUST
October 4, 2006

A Special Meeting of the Shareholders of Separately Managed Account Reserve Trust (the “SMART Fund”), a series of Brandes Investment Trust (the “Trust”), was held at the offices of the Trust, 11988 El Camino Real, Suite 500, San Diego, California, on Wednesday, October 4, 2006 at 10:00 a.m., Pacific Time, (the “Meeting”) pursuant to written notice given by the Chairperson of the Board of Trustees of the Trust (the “Board”). At the Meeting were the following persons: Debra McGinty-Poteet, Chairperson and President of the Trust; Thomas Quinlan, Secretary of the Trust; and Starr Frohlich of U.S. Bancorp Fund Services, LLC, Administrator to the Trust; and the following shareholders of the SMART Fund: Brent Woods, Jeffrey Busby, Gary Iwamura and Michael Gaffney.

Ms. McGinty-Poteet announced that she would serve as Chairperson of the Meeting and then called the meeting to order. She began by welcoming the shareholders who were present and appointed Mr. Quinlan to serve as Secretary of the Meeting, record the proceedings of the Meeting, and also serve as Inspector of Election.

Ms. McGinty-Poteet stated that the Meeting was called by the Notice of Special Meeting of Shareholders of the SMART Fund dated October 4, 2006 that was sent to shareholders of record as of September 26, 2006.

Mr. Quinlan confirmed that the number of shares outstanding and entitled to vote for the SMART Fund were 886,271.532 and confirmed that the percentage of shares of the SMART Fund known to be present or represented by proxy at the Meeting constituted a quorum of the shares of the SMART Fund entitled to be present and to vote at the Meeting for the proposal.

Mr. Quinlan then presented to the Meeting the following documents, copies of which are attached to the minutes:

(a)
A copy of the Notice of Special Meeting of Shareholders of Separately Managed Account Reserve Trust, dated October 4, 2006, stating the time, place and purposes for this special meeting (Attachment A);

(b)	A certified list of Shareholders of the SMART Fund as of the close of business on September 26, 2006, the record date for the meeting (Attachment B); and

(c)
A Certificate of Delivery of Notice of Special Meeting of Shareholders of the SMART Fund, certified by the Secretary of the Meeting, testifying to the delivery of the notice to the shareholders of record on September 27, 2006 (Attachment C).

Ms. McGinty-Poteet then proceeded to the only item of business, the approval of a proposed amendment to the investment objective of the SMART Fund. Ms. McGinty-Poteet stated that the investment objective of the SMART Fund is currently that the SMART Fund “seeks to maximize total return” and further stated that the Board proposes to amend the investment objective to read, “Separately Managed Account Reserve Trust seeks to maximize total long-term return.”

Ms. McGinty-Poteet then advised that the Meeting was prepared to receive votes on the approval of the proposed amendment to the investment objective of the SMART Fund. The following resolution was then moved, seconded and unanimously approved by shareholders of the SMART Fund:

RESOLVED, that the proposed amendment to the investment objective of the SMART Fund is approved.

Mr. Quinlan then presented the results of the vote by stating that all of the 886,271.532 shares of the SMART Fund present at the Meeting and entitled to vote, voted in favor of the proposal.

Ms. McGintey-Poteet then reported to the Meeting that the formal business of the Meeting had been completed and that the Meeting was now open for any discussion by the shareholders present. There was no ensuing discussion.

There being no further business to come before the Meeting, Ms. McGinty-Poteet made a motion to adjourn. The Meeting was then adjourned at 10:05 a.m., Pacific Time.

Respectfully submitted,

______________________
Secretary of the Meeting